SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2017 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2017 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	206,517
		(ii)	Nil	64,440
		(iii)	GBP 10.2074	127,479
d)	Aggregated information - Aggregated volume - Price	270,957 GBP 10.2074
e)	Date of the transactions	2020-04-06
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2017 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2017 under the Annual Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	84,954
		(ii)	Nil	37,010
d)	Aggregated information - Aggregated volume - Price	121,964 N/A
e)	Date of the transactions	2020-04-06
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2017 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Sale of shares in relation to the transactions described in (i) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	21,903
		(ii)	GBP 10.2074	8,804
d)	Aggregated information - Aggregated volume - Price	21,903 GBP 10.2074
e)	Date of the transactions	2020-04-06
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2017 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2017 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	47,741
		(ii)	Nil	23,793
		(iii)	GBP 10.2074	33,656
d)	Aggregated information - Aggregated volume - Price	71,534 GBP 10.2074
e)	Date of the transactions	2020-04-06
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2017 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2018 under the PCA Deferred Bonus Plan by the Trustee
(iii)       Acquisition of shares for nil consideration following the release of an award made in 2017 under the PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	8,458
		(ii)	Nil	34,582
		(iii)	Nil	26,863
d)	Aggregated information - Aggregated volume - Price	69,903 N/A
e)	Date of the transactions	2020-04-06
f)	Place of the transactions	London Stock Exchange

Additional information

In the case of shares being released to Michael Wells, Nicolaos Nicandrou and Al-Noor Ramji under the 2017 awards made under the Prudential Long Term Incentive Plan by the Trustee, those shares which have not been sold to pay the taxes due at vesting are subject to a further 2 year holding period which are being held in a nominee administered by the Trustee and during which period cannot be charged, pledged, transferred or otherwise encumbered.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary